SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33005A; File No. 812-14808

Morningstar Funds Trust, et al.; Notice of Application

February 15, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act. The requested order would permit certain registered open-end investment companies to acquire shares of certain registered open-end investment companies (each an "Unaffiliated Open-End Investment Company"), registered closed-end investment companies and "business development companies," as defined in section 2(a)(48) of the Act (each registered closed-end management and each business development company, an "Unaffiliated Closed-End Investment Company" and, together with the Unaffiliated Open-End Investment Companies, the "Unaffiliated Investment Companies"), and registered unit investment trusts (the "Unaffiliated Trusts," and together with the Unaffiliated Investment Companies, the "Unaffiliated Funds") that are within the same group of investment companies (collectively, the "Affiliated Funds") and outside the same group of investment companies as the acquiring investment companies (collectively, the Affiliated Funds and, together with the Unaffiliated Funds, the "Underlying Funds"), in excess of the limits in section 12(d)(1) of the Act.

Applicants: Morningstar Funds Trust, a Delaware statutory trust that is registered under the Act as an open-end management investment company and intends to introduce multiple series, and

Morningstar Investment Management LLC, a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940.

Filing Dates: The application was filed on August 10, 2017 and amended on January 19, 2018.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 12, 2018 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Daniel Needham, Morningstar Investment Management LLC, 22 West Washington Street, Chicago, IL 60602; and Michael W. Mundt, Esq., Stradley Ronon Stevens & Young, LLP, 1250 Connecticut Avenue, NW, Suite 500, Washington D.C., 20036.

FOR FURTHER INFORMATION CONTACT: Judy Lee, Senior Special Counsel, at (202) 551-6259, or Holly Hunter-Ceci, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application

1.   Applicants request an order to permit (a) a Fund[1] (each a "Fund of Funds") to acquire

shares of Underlying Funds[2] in excess of the limits in sections 12(d)(1)(A) and (C) of the Act and

(b) the Underlying Funds that are registered open-end investment companies or series thereof,

their principal underwriters and any broker or dealer registered under the Securities Exchange Act

of 1934 to sell shares of the Underlying Fund to the Fund of Funds in excess of the limits in section

12(d)(1)(B) of the Act.[3] Applicants also request an order of exemption under sections 6(c) and

17(b) of the Act from the prohibition on certain affiliated transactions in section 17(a) of the Act to

the extent necessary to permit the Underlying Funds to sell their shares to, and redeem their shares

from, the Funds of Funds.[4] Applicants state that such transactions will be consistent with the

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[1] Applicants request that the order apply to each existing and future series of Morningstar Funds Trust and to each existing and future registered open-end investment company or series thereof that is advised by Morningstar Investment Management LLC or its successor or by any other investment adviser controlling, controlled by or under common control with Morningstar Investment Management LLC or its successor and is part of the same "group of investment companies" as Morningstar Funds Trust (each, a "Fund"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. For purposes of the request for relief, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies and business development companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

[2] Certain of the Underlying Funds have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as an exchange-traded fund ("ETF").

[3] Applicants do not request relief for Funds of Funds to invest in reliance on the order in business development companies and registered closed-end investment companies that are not listed and traded on a national securities exchange.

[4] A Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from sections 17(a)(1) and (2) to permit

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policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act

and will be based on the net asset values of the Underlying Funds.

2.   Applicants agree that any order granting the requested relief will be subject to the terms

and conditions stated in the application. Such terms and conditions are designed to, among other

things, help prevent any potential (i) undue influence over an Underlying Fund that is not in the

same "group of investment companies" as the Fund of Funds through control or voting power, or

in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees,

and (iii) overly complex fund structures, which are the concerns underlying the limits in sections

12(d)(1)(A), (B), and (C) of the Act.

3.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person,

security, or transaction, or any class or classes of persons, securities, or transactions, from any

provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order

permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the

proposed transaction are fair and reasonable and do not involve overreaching on the part of any

person concerned; (b) the proposed transaction is consistent with the policies of each registered

investment company involved; and (c) the proposed transaction is consistent with the general

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each ETF or Unaffiliated Closed-End Investment Company that is an affiliated person, or an affiliated
person of an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of a Fund of Funds to sell
shares to or redeem shares from the Fund of Funds.   This includes, in the case of sales and redemptions
of shares of ETFs, the in-kind transactions that accompany such sales and redemptions. The Applicants
are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where
an ETF, business development company, or closed-end fund could be deemed an affiliated person, or an
affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF,
business development company, or closed-end fund or an entity controlling, controlled by or under
common control with the investment adviser to the ETF, business development company, or closed-end
fund, is also an investment adviser to the Fund of Funds.

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary